Exhibit 99.1

AsiaStrategy Expands Bitcoin-Backed Pledging Business with New Institutional Credit Facility

Transaction with an institutional counterparty in Asia adds recurring revenue from the Company’s pledging business alongside its Bitcoin treasury

Hong Kong, Sept. 08, 2026 (GLOBE NEWSWIRE) -- AsiaStrategy (Nasdaq: SORA) today announced that it has entered into a Bitcoin-collateralised credit facility with a leading institutional counterparty in Asia. AsiaStrategy acts as lender under the facility, extending credit against Bitcoin collateral and generating revenue for its pledging business over the life of each drawdown.

The facility is among the larger transactions the Company has written to date. It is committed on a multi-tranche basis, allowing the counterparty to draw over a period of time at its election, with each drawdown subject to the Company’s discretion. Loan-to-value levels, top-up mechanics, and rollover terms are set facility by facility and are designed to maintain collateral coverage through periods of Bitcoin price volatility. As a matter of policy, the Company does not disclose the commercial terms of individual facilities.

Revenue from these facilities is recurring and accrues on contracted terms rather than on movements in the Bitcoin price. For shareholders, that converts part of a balance sheet which would otherwise be valued purely on Bitcoin beta into a revenue-generating asset base, and it provides a source of cashflow to support operations and further Bitcoin accumulation while reducing reliance on equity issuance.

“A digital asset treasury company should be judged on more than the size of its coin balance,” said Jason Fang, Chairman and Co-Chief Executive Officer of AsiaStrategy. “This facility puts recurring revenue alongside our Bitcoin, on terms we underwrote ourselves, with a counterparty we know well. That is what disciplined balance sheet management looks like in this sector, and it is what we intend to keep doing.”

Counterparty selection has been central to how the business has been built. AsiaStrategy underwrites each facility on the borrower’s credit standing as well as on collateral coverage, and works with regulated or institutionally backed counterparties. A transaction of this profile establishes a reference point for the terms on which the Company can lend as the book grows.

AsiaStrategy expects to add further facilities and counterparties over the coming quarters. The Company is evaluating additional collateral types, adjacent lending structures, and the tokenisation of its loan products, so that exposure to this revenue stream can over time be made available to a broader set of investors.

asiastrategy.io | 33/F Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong | contact@asiastrategy.io

Separately, AsiaStrategy is formulating a mergers and acquisitions strategy directed at acquiring or investing in high-growth, high-potential businesses across digital assets, artificial intelligence, and other high-growth sectors. The Company intends to apply the same underwriting discipline it uses in lending: opportunities will be assessed on their capacity to add durable earnings power and strategic capability to the group, and on their contribution to long-term shareholder value, rather than on narrative alone. No transaction has been agreed, and there can be no assurance that any transaction will be identified, negotiated, or completed.

“Our objective is straightforward: build a group whose earnings power can grow independently of the Bitcoin price, while retaining full exposure to Bitcoin’s upside,” Mr Fang added. “The pledging business does that today. A selective acquisition programme in digital assets, artificial intelligence, and other high-growth areas is how we intend to extend it, and every step is measured against the same test: does it compound value for shareholders.”

About AsiaStrategy

AsiaStrategy (Nasdaq: SORA) is a Cayman-incorporated, Hong Kong-headquartered luxury watch retailer and diversified into Bitcoin digital asset treasury. Its activities span Bitcoin treasury management, digital-asset-collateralised lending, compute infrastructure, and related financing and tokenisation initiatives across Asia and beyond, with a focus on Japan, Korea, Hong Kong, Thailand, and the United Arab Emirates.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding additional lending facilities and counterparties, expected revenue, new collateral types and lending structures, the tokenisation of loan products, and the Company’s mergers and acquisitions strategy and any potential transactions. Such statements reflect management’s current expectations and assumptions and are subject to risks and uncertainties, including Bitcoin price volatility, counterparty credit and performance risk, regulatory developments in the jurisdictions in which the Company operates, and the availability of financing. No assurance can be given that any facility, transaction, or initiative described will be entered into or completed on the terms described, or at all. Actual results may differ materially from those expressed or implied. Investors should not place undue reliance on forward-looking statements and should refer to the risk factors set out in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update these statements except as required by law.

Investor & Media Contact

AsiaStrategy Investor Relations

contact@asiastrategy.io | asiastrategy.io

asiastrategy.io | 33/F Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong | contact@asiastrategy.io